

SECU **09058007** SSION

OMB APPROVAL
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |

Estimated average burden
hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

C^M

SEC FILE NUMBER

8- 50205

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2008** AND ENDING **DECEMBER 31, 2008**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FLORIDA ATLANTIC SECURITIES CORP.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

TWO DATRAN CENTER, 9130 SOUTH DADELAND BLVD., SUITE 1704

(No. and Street)

MIAMI	FLORIDA	33156
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOSE R. FERNANDEZ   (305) 670-9250

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

(Name – *if individual, state last, first, middle name*)

8370 WEST FLAGLER STREET, SUITE 125, MIAMI, FLORIDA   33144

(Address)	(City)	(State) (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___ALAN PAREIRA_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___FLORIDA ATLANTIC SECURITIES CORP._____, as
of ___DECEMBER 31_____, 20 08___, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____
Signature

_____
Notary Public

_____CEO_____
Title

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
       Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
N☒A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
        consolidation.
☒ (l) An Oath or Affirmation.
N☒A (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

A S S E T S

CURRENT ASSETS

Cash in Banks and on Hand	$ 212,862	
Trading Securities Owned, All Marketable at		
Quoted Market, Original Cost - $4,249,948	3,687,790	
Current Portion of Accounts Receivable, No Reserve Required	4,942,104	
Prepaid Expenses	7,853	
Total Current Assets		$ 8,850,609

OTHER ASSETS

Lease Security Deposit	$ 4,359	
Long-Term Portion of Accounts Receivable, No Reserve Required	303,875	
Property and Equipment, at Cost, Net of Accumulated Depreciation of $18,072	-	
Total Other Assets		308,234
TOTAL ASSETS		$ 9,158,843

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts Payable -

Securities Sold, Not Yet Purchased,		
at Market Value, Original Sales Price - $ 22,675	$ 5,740	
Due to Correspondent Broker	4,227,273	
Due to Others	7,575	
Current Portion of Accrued Salaries and Commissions	483,629	
Total Current Liabilities		$ 4,724,217

LONG-TERM PORTION OF ACCRUED SALARIES AND COMMISSIONS 151,937

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY

Common Stock - $.01 Par Value; Voting Shares,		
Class A; Authorized - 2,000,000 Shares;		
Issued - 287,900 Shares	$ 2,879	
Common Stock - $.01 Par Value; Non-Voting Shares,		
Class B; Authorized - 1,000,000 Shares; No Shares		
Outstanding	-	
Additional Paid-In Capital	287,082	
Retained Earnings	3,992,728	
Total Stockholders' Equity		4,282,689
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 9,158,843

Subject to Comments in Attached Letter and Notes to Financial Statements.

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES		$ 2,854,081
OPERATING EXPENSES		
Salaries, Commissions, and Related Costs	$ 1,530,409	
Clearance, Quotation, and Communication Costs	177,683	
Occupancy and Other Rentals	64,605	
Taxes, Other than Income Taxes	1,588	
Other Operating Expenses	61,265	
Total Operating Expenses		1,835,550
PROFIT FROM OPERATIONS		$ 1,018,531
INTEREST EXPENSE		-
PROFIT BEFORE INCOME TAXES		$ 1,018,531
PROVISION FOR INCOME TAXES		-
NET PROFIT		$ 1,018,531

No Provision for Income Taxes has been provided as the Company and its stockholders' have elected "Subchapter S" status, whereby the Company does not pay Federal or State corporate taxes on its taxable income, but instead the stockholders are liable for individual taxes on their respective share of the corporation's taxable income.

Subject to Comments in Attached Letter and Notes to Financial Statements.

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT OF STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2008

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Retained Earnings
	Shares	Amount	Shares	Amount		
Balance - January 1, 2008	280,000	$ 2,800	-	$ -	$ 241,588	$ 4,024,197
Exercise of Stock Option	7,900	79	-	-	45,494	-
Distribution to Shareholders	-	-	-	-	-	(1,050,000)
Net Profit for the Period	-	-	-	-	-	1,018,531
Balance - December 31, 2008	287,900	$ 2,879	-	$ -	$ 287,082	$ 3,992,728

Subject to Comments in Attached Letter and Notes to Financial Statements.

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

OPERATING ACTIVITIES		
Net Profit	$ 1,018,531	
Adjustments to Reconcile Net Profit to Net		
Cash Provided by (Used In) Operating Activities:		
Depreciation and Amortization	-	
Increase in Unrealized Loss on Trading		
Securities Owned, Marketable and		
Not Readily Marketable	976,647	
Increase in Unrealized Loss on Trading		
Securities Sold, Not Yet Purchased	(83,412)	
Changes in Operating Assets and Liabilities:		
Increase in Accounts Receivable	(1,346,724)	
Increase in Trading Securities Owned, at		
Cost	(632,325)	
Decrease in Trading Securities Sold, Not Yet		
Purchased, at Cost	(57,173)	
Decrease in Prepaid Expenses	5,489	
Increase in Due to Correspondent Broker	689,499	
Increase in Accounts Payable and Accrued		
Expenses	444,298	
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ 1,014,830
FINANCING ACTIVITIES		
Exercise of Stock Option	$ 45,573	
Distribution to Shareholders	(1,050,000)	
NET CASH USED IN FINANCING ACTIVITIES		(1,004,427)
INCREASE IN CASH		$ 10,403
CASH AT BEGINNING OF YEAR		202,459
CASH AT END OF YEAR		$ 212,862
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Interest Paid		$ -
Income Taxes Paid		$ -

Subject to Comments in Attached Letter and Notes to Financial Statements.

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies are based on United States generally accepted accounting principles.

Organization and Business - The Company was incorporated under the laws of the State of Florida on April 16, 1997, for the purpose of selling investment products and securities and other services related to investment advisement, money management, or other business services.

Customers, Broker-Dealers, Trading Inventory and Investment Balances - The Company is a registered broker-dealer and maintains its accounts on a settlement date basis; however, the accompanying financial statements are prepared on a trade date basis. The Company is an introducing broker, and as such, clears all transactions through a correspondent broker which carries all customer and company accounts and maintains physical custody of customer and company securities.

All securities are valued at quoted market price and unrealized gains and losses are included in revenues from firm and investment trading. The Company does not own any restricted securities at December 31, 2008.

Property, Equipment, and Related Depreciation - Depreciation of property and equipment is provided by the straight-line method of depreciation at a rate calculated to amortize the cost of the assets over their estimated useful lives. The lives used in computing depreciation and amortization is as follows:

	Years
Furniture and Equipment	5

The costs of maintenance and repairs of property and equipment are charged to expense as incurred. Costs of renewals and betterments are capitalized in the property accounts. When properties are replaced, retired, or otherwise disposed of, the cost of such properties and accumulated depreciation are deducted from the asset and depreciation reserve accounts. The related profit or loss, if any, is recorded in income.

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES   (CONTINUED)

Income Taxes - For income tax purposes, the Company accounts for all trading securities owned on a market value basis.

No provision for income taxes has been provided as the Company and its stockholders have elected "Subchapter S" status, whereby the Company does not pay Federal and State corporate taxes on its taxable income, but instead the stockholders are liable for individual taxes on their respective share of the corporation's taxable income.

Use of Estimates - The financial statements have been prepared in conformity with United States generally accepted accounting principles and, as such, include amounts based on informed estimates and judgments of management with consideration given to materiality. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL RULE

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $100,000. At December 31, 2008, the Company's "Net Capital" was substantially in excess of its minimum requirement.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

The Company entered into a lease commencing December 1, 2002 for its office space in Miami, Florida. In February 2006, this lease was extended to January 31, 2009.

Minimum rentals under this lease, not including possible increases for operating expenses, are as follows:

Year Ended December 31

2009 $ 5,498

The Company is presently in negotiations with its landlord to renew the lease, but in the case the lease is not renewed, the landlord has agreed to extend the lease until May, 31, 2009 at a monthly rental of $6,588 plus applicable sales tax.

NOTE 4 - REVENUES

A breakdown of the Revenues earned for the year ended December 31, 2008
is as follows:

Commissions	$ 3,152,671
Administrative Fees	109,758
Firm and Investment Trading	(602,689)
Interest, Dividends, and Other	195,061
	$ 2,854,801

NOTE 5 - ACCOUNTS RECEIVABLE

A breakdown of the Net Accounts Receivable as of December 31, 2008
is as follows:

Due from Correspondent Broker	$ 4,433,902
Due from Others	780,719
Dividends and Interest	31,358
	$ 5,245,979
Less: Current Portion	4,942,104
Long-Term Portion	$ 303,875

The amount Due From Correspondent Broker primarily represents funds in a cash
account as part of the funds on deposit supporting the trading, investing and
underwriting activities of the Company.

Accounts receivable due from others are uncollateralized customer obligations
arising from the Company's normal operations. Management has reviewed all
accounts receivable balances and determined that these balances are fully
collectible and are therefore stated at net realizable value with no allowance
for doubtful accounts required.

FLORIDA ATLANTIC SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2008

NET CAPITAL

Total Stockholders' Equity		$ 4,282,689
Add: Liabilities Subordinated to Claims of General Creditors		-
Total Capital and Allowable Subordinated Loans		$ 4,282,689

Less (Add): Non-Allowable Assets and Other Deductions (Credits):

1. Net Property and Equipment	$ -	
2. Accounts and Loans Receivable	780,719	
3. Securities Non-Readily Marketable	-	
4. Prepaid Expenses	7,853	
5. Lease Security Deposit	4,359	
6. Time Value of Short Covered Option Positions	(4,030)	788,901
Net Capital Before Haircuts on Security Positions		$ 3,493,788

Haircuts on Securities, Computed, where Applicable,
Pursuant to 15c3-1(f):

1. Trading and Investment Securities:		
a. Exempted Securities	$ 57,465	
b. Debt Securities	51,300	
c. Options	12,500	
d. Other Securities	120,368	241,633
Net Capital		$ 3,252,155

NOTE - There are no significant differences in the computation of adjusted net capital between the unaudited broker-dealer focus report and the audited annual report.

FLORIDA ATLANTIC SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2008

AGGREGATE INDEBTEDNESS
Items Included in Statement of Financial Condition

Accounts Payable	$ 7,575	
Accrued Salaries, Commissions, and Other Expenses	635,566	
Total Aggregate Indebtedness		$ 643,141

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required (6 2/3 Percent of Total Aggregate Indebtedness)	$ 42,876
Minimum Net Capital Requirement	$ 100,000
Excess Net Capital (Net Capital Less Net Capital Required)	$ 3,152,155
Excess Net Capital at 1,000 Percent	$ 3,187,840
Percentage of Aggregate Indebtedness to Net Capital	19.78%

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT
Non-Applicable

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2008

Balance, Beginning of Year	$ -
Additions	-
Decreases	-
Balance, End of Year	$ -

FLORIDA ATLANTIC SECURITIES CORP.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2008

The Company claims an exemption from Rule 15c3-3 under Section (k) (2) (ii) in that all customer transactions clear through another broker-dealer on a fully disclosed basis. The clearing firm is National Financial Services, LLC., a wholly owned subsidiary of Fidelity Brokerage Co.

ROBERT ROTH, CPA

PETER F. JONAS, CPA

RICKEY I. MITTELBERG, CPA

JOHN C. HARTNEY, CPA

ROBERT N. PERLESS, CPA
RETIRED

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
Florida Atlantic Securities Corp.

In planning and performing our audit of the financial statements and supplemental schedules of Florida Atlantic Securities Corp. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

Florida Atlantic Securities Corp.
Page Two

The management of the Company is responsible for establishing and maintaining internal
control and the practices and procedures referred to in the preceding paragraph.
In fulfilling this responsibility, estimates and judgements by management are required
to assess the expected benefits and related costs of controls and of the practices
and procedures referred to in the preceding paragraph and to assess whether those
practices and procedures can be expected to achieve the SEC's above-mentioned
objectives. Two of the objectives of internal control and the practices and procedures
are to provide management with reasonable but not absolute assurance that assets for
which the Company has responsibility are safeguarded against loss from unauthorized
use or disposition and that transactions are executed in accordance with management's
authorization and recorded properly to permit the preparation of financial statements
in conformity with United States generally accepted accounting principles. Rule 17a-5(g)
lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures
referred to above, error or fraud may occur and not be detected. Also, projection of any
evaluation of them to future periods is subject to the risk that they may become inadequate
because of changes in conditions or that the effectiveness of their design and operation
may deteriorate.

A control deficiency exists when the design or operation of a control does not allow
management or employees, in the normal course of performing their assigned functions,
to prevent or detect misstatements on a timely basis. A significant deficiency is a control
deficiency, or combination of control deficiencies, that adversely affects the entity's
ability to initiate, authorize, record, process, or report financial data reliably in accordance
with United States generally accepted accounting principles such that there is more than
a remote likelihood that a misstatement of the entity's financial statements that is more
than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies,
that result in more than a remote likelihood that a material misstatement of the financial
statements will not be prevented or detected by the entity's internal control.

Florida Atlantic Securities Corp.
Page Three

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., and other regulatory agencies that rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

Miami, Florida

January 30, 2009



FLORIDA ATLANTIC SECURITIES CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2008

ROTH, JONAS, MITTELBERG,
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

FLORIDA ATLANTIC SECURITIES CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2008

ROBERT ROTH, CPA

PETER F. JONAS, CPA

RICKEY I. MITTELBERG, CPA

JOHN C. HARTNEY, CPA

ROBERT N. PERLESS, CPA
RETIRED

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

January 30, 2009

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Florida Atlantic Securities Corp.

We have audited the accompanying statement of financial condition of Florida Atlantic
Securities Corp. as of December 31, 2008, and the related statements of operations,
stockholders' equity, and cash flows for the year then ended that you are filing pursuant
to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements
are the responsibility of the Company's management. Our responsibility is to express an
opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States generally accepted auditing
standards. Those standards require that we plan and perform the audit to obtain reasonable
assurance about whether the financial statements are free of material misstatement. An
audit includes consideration of internal control over financial reporting as a basis for designing
audit procedures that are appropriate in the circumstances, but not for the purpose of
expressing an opinion on the effectiveness of the Company's internal control over financial
reporting. Accordingly, we express no such opinion. An audit includes examining, on a
test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates
made by management, as well as evaluating the overall financial statement presentation.
We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material
respects, the financial position of Florida Atlantic Securities Corp. as of December 31, 2008,
and the results of its operations and its cash flows for the year then ended, in conformity
with United States generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial
statements taken as a whole. The information contained in Schedules 1, 2 and 3 is
presented for purposes of additional analysis and is not a required part of the basic financial
statements, but is supplementary information required by rule 17a-5 under the Securities
Exchange Act of 1934. Such information has been subjected to the auditing procedures
applied in the audit of the basic financial statements and, in our opinion, is fairly stated
in all material respects in relation to the basic financial statements taken as a whole.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • 305.554.1560 • 305.553.0115 Fax